Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoSun Inc.
5151 Fischer Ave
Cincinnati, OH 45217
https://www.gosun.co

Up to $3,741,608.00 in Common Stock at $4.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: GoSun Inc.
Address: 5151 Fischer Ave, Cincinnati, OH 45217
State of Incorporation: DE
Date Incorporated: December 21, 2016

Terms:

Equity

Offering Minimum: $20,000.00 | 5,000 shares of Common Stock
Offering Maximum: $3,741,608.00 | 935,402 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $348.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

GoSun wants to thank early investors by offering a significant Product Credit that can be applied toward select GoSun products, including solar utility vehicles, solar carports, and EV solar charging products.

GoSun will offer eligible investors a combination of Bonus Shares and Product Credit based on the amount invested. When you invest in GoSun, your investment dollars are used to purchase company shares. As an added reward, eligible investors may also receive GoSun Product Credit : a percentage of the amount invested that can be applied like cash toward the purchase of qualifying GoSun products. Product Credits expire in 2 years, may be transferred one time to a family member, have no cash value, and may be applied only toward the product price.

The Product Credit may be applied toward qualifying GoSun products, including:

GoSun EV Solar Charger

GoSun Gopher**

GoSun Solar Carport**

Moonrider 27 Electric Tractor**

Other eligible GoSun products, as determined by the company

<u>Loyalty Bonus:</u> 50% bonus shares for current Shareholders.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first month and receive 10% bonus shares + a product credit equal to 50% of the investment amount.

Early Bird 2: Invest $2,500+ within the first month and receive 13% bonus shares + a product credit equal to 50% of the investment amount.

Early Bird 3: Invest $5,000+ within the first month and receive 15% bonus shares + a product credit equal to 50% of the investment amount.

<u>Mid-Campaign Perks</u>

Mid-Campaign Perk 1: Invest $1,000+ within day 31 to day 90 and receive 10% bonus shares + a product credit equal to 35% of the investment amount.

Mid-Campaign Perk 2: Invest $2,500+ within day 31 to day 90 and receive 13% bonus shares + a product credit equal to 35% of the investment amount.

Mid-Campaign Perk 3: Invest $5,000+ within day 31 to day 90 and receive 15% bonus shares + a product credit equal to 35% of the investment amount.

<u>Amount Based Perks</u>

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares + product credit equal to 25% of the investment amount.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares + product credit equal to 25% of the investment amount.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + product credit equal to 25% of the investment amount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks or the Product Credit due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**The GoSun Gopher, Moonrider 27, and GoSun Solar Carport are currently in development and not yet available for purchase. Delivery timing is not guaranteed.

The 10% StartEngine Venture Club Bonus

GoSun Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

GoSun Inc. (the "Company") is a manufacturer of breakthrough portable solar products that provide everyday solutions without ice, fire or fuel. We provide practical, portable solar products for recreation, power, and for emergencies with solar: ovens, coolers, battery chargers, lights, water purifiers and sanitation, coffee brewing, solar charging for electric cars, campers, and off-grid cabins, and other applications. Our solar-powered products are also suited for the developing world and NGO's. Since our products produce no emissions, we are a solution to combat climate change. Business Model GoSun generates revenue through direct-to-consumer sales on its e-commerce platform, as well as through wholesale and retail distribution channels. The Company emphasizes efficient supply chain management, operating its own manufacturing operations in China. GoSun's diversified product portfolio spans recreation, emergency response, and home utility segments. The launch of its new EV Solar Chargers and Solar Utility Vehicles is expected to drive substantial revenue growth by tapping into the rapidly expanding electric mobility market. GoSun's hybrid model of product innovation, online sales, and strategic partnerships supports scalability and offers recurring income potential through accessories and replacement parts. The Company has published a whitepaper since its last fundraising round, further establishing its credibility and expertise in portable solar technology and off-grid energy solutions. Corporate Structure GoSun Inc. is a corporation organized on December 21, 2016, under the laws of Delaware. The Company manufactures solar devices and solar power products that are sold to customers through e-commerce, retail stores, and international distributors. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized on January 25, 2011, under the laws of Ohio, under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.

Competitors and Industry

Competitors Very few products in today's recreation and emergency preparation marketplaces are clean or capable of running on renewable energy. Previous cleantech products were insufficient for our fast-paced lifestyle; they are too big, too slow and not user-friendly. For the portability and cost, GoSun's patented products have the very best performance. GoSun is one of the only solar appliance manufacturers to enter the mainstream marketplace (Ace Hardware, REI, Home Depot, etc.). List of Competitors: Coleman makes outdoor recreation gear primarily for camping. Products are built at high volumes with low margins, and they do not run off of solar energy. Yeti makes quality, strong, food and beverage storage products for outdoor recreation. Leveraging influencer marketing has made them very popular, but their products lack solar

and other energy-efficient technology. Bio-lite Energy sells products that use wood as an energy source and has started to broaden its line of products to include solar charging products. They have done significant business in sub-Saharan Africa and India with improved cookstoves using solid fuels and solar electric solutions. Goal Zero makes consumer solar energy products with retail appeal, but they do not focus on applications for cooking, refrigeration, water purification, or EV charging. They mainly build solutions for energy storage, power generation, and lighting. Industry GoSun operates at the intersection of several high-growth sectors: solar energy, electric vehicles, outdoor recreation, and emergency preparedness. The global solar power market is projected to grow to $495.1 billion by 2034, while the EV charging market is expected to expand from $22.4 billion to $257 billion by 2032. In the U.S. alone, over 4.1 million EVs are estimated to be already on the road, underscoring a surging demand for charging infrastructure. Climate change, consumer demand for sustainability, and increasing off-grid living trends are all driving growth in GoSun's target industries.

Current Stage and Roadmap

Current Stage Having sold over 180,000 products, GoSun has over 30 individual products currently in the marketplace. Our current products in production include: Solar Cooking, Solar Lighting, Solar Cooling, Water Purification and Sanitation, Coffee Brewing, and Solar Charging. GoSun encourages customers to build a complete off-grid kitchen that meets the needs of cooking, cooling, brewing, cleaning, purifying, and power. Products are sold directly from our website (www.gosun.co), and through national dealers such as Amazon and REI in the USA. We also have distributors throughout the world and have shipped products to over 80 countries internationally. We have recently introduced three new higher-price-point products expanding GoSun's solar utility vehicle category: a Solar Utility Bicycle, a Solar Carport, and a Solar Pack designed to mount on top of a vehicle's roof. Future Roadmap GoSun's immediate focus is to finalize production and begin fulfillment of the EV Solar Chargers and Solar Utility Vehicles to meet existing pre-orders. The Company has announced a strategic deal with an electric tractor manufacturer, furthering its mission to power all categories of vehicles with solar energy. In the long term, GoSun aims to create a new product category—solar utility vehicles—establishing a global footprint in solar-powered transportation across cars, bicycles, agricultural equipment, RVs, campers, and mobile homes. The Company has also published technical whitepapers since its last raise, demonstrating continued investment in research and thought leadership. GoSun's ultimate mission is making off-grid, solar-powered living accessible to all.

The Team

Officers and Directors

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Secretary, CEO
  Dates of Service: December, 2016 - Present
  Responsibilities: Manage and Direct the Company. Salary $80K per year.

Name: Emily Zaebst

Emily Zaebst's current primary role is with The City of Cincinnati Health Dept.. Emily Zaebst currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Board Member. Emily receives a salary of $5k.

Other business experience in the past three years:

- Employer: The City of Cincinnati Health Dept.
  Title: Nurse Practitioner
  Dates of Service: August, 2016 - Present
  Responsibilities: Manage school-based, community health clinic.

Name: Dr. Peter Lilienthal

Dr. Peter Lilienthal's current primary role is with truCurrent. Dr. Peter Lilienthal currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2025 - Present
  Responsibilities: Peter gives advice on markets and other issues. He receives 5K shares per year in compensation.

Other business experience in the past three years:

- Employer: UL Solutions
  Title: Global Microgrid Lead
  Dates of Service: December, 2019 - March, 2024
  Responsibilities: Helping with the integration of their acquisition of HOMER Energy and supporting the HOMER software.

Other business experience in the past three years:

- Employer: truCurrent
  Title: Senior Advisor
  Dates of Service: June, 2024 - Present
  Responsibilities: Provide advice to their microgrid development activities.

Other business experience in the past three years:

- Employer: University of Colorado
  Title: Adjunct Professor
  Dates of Service: August, 2023 - January, 2025
  Responsibilities: Peter designed and taught a course on Microgrids.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $3,741,608.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family

members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Solar Utility Vehicles and Solar CarportsDelays or cost overruns in the development of our Solar Utility Vehicles and Solar Carports and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. The Tariff battle with China creates another degree of uncertainty.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and resulting in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg D or Reg CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage

startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar power industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early-stage company and have limited revenue and operating history
GoSun Inc. was formed on 12/21/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoSun Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, several copyrights, and several Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore,

the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Currently, the USA is in a trade war with China.
Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-30% can affect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future. Shipping rates are increasing from China.

The Company is a business that has sustained net losses in the past.
There is no assurance that the Company will be profitable in the future. The Company will depend on raising additional cash through an offering such as this one to maintain its operations.

The Company is currently a defendant in a design patent infringement lawsuit.
In April 2026, the Company was named as a defendant in Coombs et al v. GoSun, Inc., Case No. 1:26-cv-00352, filed in the United States District Court for the Southern District of Ohio. The plaintiffs allege that the Company's GoSun Shield solar car shade infringes U.S. Design Patent No. D708,558 and seek disgorgement of profits, compensatory damages, potential enhanced damages based on allegations of willful infringement, attorneys' fees, and injunctive relief. The Company believes the claims are without merit, that it has substantial defenses, and has filed a motion to dismiss. Litigation is inherently uncertain and the outcome of this matter cannot be predicted. An adverse judgment could result in financial liability or require the Company to cease selling the GoSun Shield, which could adversely affect the Company's business, financial condition, and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Sherwin	6,114,400	Common Stock	46.2%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 935,402 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,789,676 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding includes 930,000 shares to be issued pursuant to stock options issued.
See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,420,025 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

See the Company's First Amended and Restated Certificate of Incorporation, attached as Exhibit F to the Offering Memorandum, for further information on the material rights of these securities.
Liquidation preference, right to convert, dividend distribution pari passu with common holders.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $246,765.94
  Number of Securities Sold: 100,987
  Use of proceeds: Research and Development, Marketing, Working Capital
  Date: September 24, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,383
  Use of proceeds: Prior raise's intermediary's compensation
  Date: September 24, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,063
  Use of proceeds: Prior raise's intermediary's compensation
  Date: February 04, 2026
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,258,389.65
  Number of Securities Sold: 496,472
  Use of proceeds: Inventory, marketing, working capital, research and development
  Date: February 04, 2026
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

GoSun Inc. (the "Company") is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators, and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.
Applied Sunshine, LLC (the "Subsidiary Company") is a limited liability company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary

Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly-owned subsidiary.
Over the past year, the Company experienced a 62.0% decrease in revenue, from $2,600,039 in 2024 to $987,762 in 2025. The decline in revenue is primarily attributable to a strategic shift in product focus, including the Company's ongoing development of higher-value offerings such as its solar EV charging system and Solar Electric Boats. Cost of sales decreased commensurately to $793,204, yielding a gross profit of $194,557, compared to $1,196,300 in 2024. Total operating expenses declined significantly from $2,441,294 in 2024 to $1,315,310 in 2025, driven largely by reductions in sales and marketing spend (from $1,424,107 to $718,839) and research and development expenditures (from $609,150 to $317,943). The Company's net loss narrowed modestly to $1,124,120 in 2025, compared to $1,220,051 in 2024.
The decrease in revenue continues to reflect industry-wide headwinds and ongoing post-COVID market corrections, as well as a continued decline in average order value and online conversion rates. Advertising costs decreased from $348,881 in 2024 to $199,920 in 2025. A significant contributor to the revenue profile is the Company's EV solar charging system, launched in Q2 2024, which generated substantial pre-order activity recorded as deferred revenue of $1,024,687 as of December 31, 2025. The bulk of this revenue from these pre-orders has now been recognized upon shipment of the related products, which the Company has fulfilled in August, 2026.

Historical results and cash flows:

It is reasonable to project revenues similar to previous years detailed in the financial statements, subject to the Company's ability to fulfill outstanding pre-orders and execute on its product roadmap. GoSun anticipates regular operations to continue, with sales coming from a variety of channels. During each of the past two years, a portion of revenues came from crowdfunded products. GoSun is currently conducting a Regulation Crowdfunding raise on StartEngine.com.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

GoSun Inc. has approximately $736,546 in cash on hand as of July 5, 2026, plus an unused line of credit of $250,000. The current Reg CF fundraising on StartEngine.com is anticipated to increase cash on hand as capital is being raised, as well as new sales in 2026. The Company has no long-term cash obligations and has a low fixed overhead.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will support growth for funding our new products and general operations. The Company has cash on hand and a Line of Credit. The Company can downsize and tap into the Line of Credit if absolutely necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As previously mentioned, capital is needed to fund growth and for future operations. The funds raised from a successful raise will increase the liquid cash available by 500%.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate being able to run the Company for approximately one year if the minimum is raised. The Company has fixed operating costs and no long-term leases or debt. If only the minimum is raised, the Company can lower its overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate the Company for the next three years if we raise the maximum.
The Company provides products that offer more independence and resilience since they do not depend on outside fuel or power sources. Due to rising fuel costs and environmental concerns, the market is growing for these products. The Company cannot assure that this trend will continue, or if due to the current economic uncertainties, or political changes, customers will continue to purchase the Company's products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

GoSun has a $250,000 Line of Credit, and generates cash from current operations and sales. As we grow, we plan to perform future capital raises, new product crowdfunding campaigns, and expand marketing of current product offerings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Person: Patrick Sherwin and Emily Zaebst
  Relationship to Company: Officers and directors
  Nature / amount of interest in the transaction: $900 per month
  Material Terms: Patrick Sherwin, Founder and CEO of GoSun Inc., and Emily Zaebst, a board member of the company, jointly own a building that is leased by GoSun for office and research and development location. The lease is on a month-to-month basis at a fair market rate of $900 per month. In March 2024, the monthly rent was reduced from $1,800 to $900 to reflect decreased usage of the building's square footage.

Valuation

Pre-Money Valuation: $56,838,804.00

Valuation Details: The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The total number of shares outstanding on a fully diluted basis (14,209,701 shares) includes 13,279,676 shares issued and 930,000 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales & Marketing
  92.5%
  The company will absorb funds into Sales and Marketing to promote the new Phase 4 vehicle and solar charging solutions.

If we raise the over allotment amount of $3,741,608.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory
  28.0%
  As the Company revenues increase, it is important to increase inventory on hand in order to meet these revenues.

- Marketing
  28.0%
  The Company is increasing its marketing and advertising outreach to continue its revenue growth.

- Working Capital
  20.0%
  As the Company is growing rapidly, additional working capital is needed to fund all areas of the company.

- Research & Development
  16.5%
  New product development to meet the company's goals of releasing new products every year is a key component of the Company's success.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gosun.co (/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gosun

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR GoSun Inc.

[See attached]

GOSUN INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of and For the Years Ended

DECEMBER 31, 2025, and 2024

GOSUN INC.

TABLE OF CONTENTS

SET APART

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GoSun Inc.

Opinion

We have audited the consolidated financial statements ("financial statements") of GoSun Inc. which comprise the balance sheets as of December 31, 2025, and 2024, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GoSun Inc. as of December 31, 2025, and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GoSun Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GoSun Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2025.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore

is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 23, 2026
Calabasas, California

GOSUN INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025, and 2024

	December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 1,003,565	$ 456,536
Accounts receivable	-	26,819
Other receivables	50,445	28,408
Inventory	970,298	1,184,008
Prepaid expenses	4,853	3,377
Total current assets	**2,029,161**	**1,699,148**
Property and equipment, net	50,175	40,732
Intangible assets, net	34,822	37,821
Investments	300,000	300,000
Right of use asset	-	82,434
Security deposit	9,004	9,004
Total assets	**$ 2,423,162**	**$ 2,169,140**
Liabilities and Stockholders' Equity/(Deficit)		
Current liabilities:		
Accounts payable and accrued liabilities	64,461	$ 74,592
Deferred revenue	1,024,687	214,454
Operating lease liability, current	-	58,756
Total current liabilities	**1,089,148**	**347,801**
Operating lease liability, net of current portion	-	-
Total liabilities	**1,089,148**	**347,801**
Commitments and contingencies		
Stockholders' equity/(deficit):		
Common Stock	1,250	1,205
Preferred Stock	142	142
Treasury Stock	(69)	(69)
Additional paid in capital	6,528,580	5,891,827
Accumulated equity/(deficit)	(5,195,889)	(4,071,766)
Total stockholders' equity/(deficit)	**1,334,014**	**1,821,339**
Total liabilities and stockholders' equity	**$ 2,423,162**	**$ 2,169,140**

The accompanying notes are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024

	Year Ended December 31,	
	2025	**2024**
Revenues	$ 987,762	$ 2,600,039
Cost of sales	793,204	1,403,739
Gross profit	**194,557**	**1,196,300**
Operating expenses:		
General and administration	278,528	408,037
Sales and marketing	718,839	1,424,107
Research and development	317,943	609,150
Total operating expenses	**1,315,310**	**2,441,294**
Loss from operations	**(1,120,752)**	**(1,244,994)**
Other income (expense):		
Interest income	(1,127)	(2,313)
Other income	4,495	(22,630)
Total other income (expenses)	**3,367**	**(24,943)**
Net loss	**$ (1,124,120)**	**$ (1,220,051)**

The accompanying notes are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2023 (As Adjusted)	**1,319,038**	**$ 132**	**12,050,358**	**$ 1,205**	**(50,000)**	**(5)**	**$ 5,691,063**	**$ (2,851,718)**	**$ 2,840,677**
Equity issuance, net of issuance cost	100,987	10	-	-	-	-	207,140	-	207,150
Repurchase of common shares					(643,600)	(64)	(6,372)		(6,436)
Net loss	-	-	-	-			-	(1,220,049)	(1,220,049)
Balance at December 31, 2024 (As Adjusted)	**1,420,025**	**142**	**12,050,358**	**1,205**	**(693,600)**	**(69)**	**5,891,831**	**(4,071,767)**	**1,821,339**
Equity issuance, net of issuance cost	-	-	450,024	45			636,749	-	636,795
Net loss	-	-	-	-			-	(1,124,120)	(1,124,120)
Balance at December 31, 2025	**1,420,025**	**$ 142**	**12,500,382**	**$ 1,250**	**$ (693,600)**	**$ (69)**	**$ 6,528,580**	**$ (5,195,887)**	**$ 1,334,014**

The accompanying notes are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025, and 2024

	Year Ended December 31, 2025	Year Ended December 31, 2024
Cash flows from operating activities:		
Net loss	$ (1,124,120)	$ (1,220,051)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	16,960	33,014
Non-cash lease expense	23,679	(3,140)
Changes in operating assets and liabilities:		
Accounts receivable	26,819	(26,819)
Other receivables	(22,037)	(12,903)
Inventory	213,710	380,761
Prepaid expenses	(1,477)	16,895
Accounts payable and accrued liabilities	(10,131)	33,730
Deferred revenue	810,233	6,006
Net cash used in operating activities	**(66,364)**	**(792,506)**
Cash flows from investing activities:		
Purchase of property and equipment	(22,553)	(15,429)
Intangible assets	(850)	(3,198)
Net cash used in investing activities	**(23,403)**	**(18,627)**
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of issuance cost	636,796	212,744
Repurchase of common shares	-	(31,436)
Net cash provided by financing activities	**636,796**	**181,308**
Net increase (decrease) in cash	**547,029**	**(629,825)**
Cash at beginning of period	456,536	1,086,362
Cash at end of period	**$ 1,003,565**	**$ 456,536**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Issuance of stock against services	$ -	$ 50,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

GoSun Inc. ("the Company"), is a corporation organized on December 21, 2016, under the laws of Delaware. The Company designs and manufactures solar cookers, solar refrigerators, solar chargers, solar water purifiers, solar generators and other solar products that are sold to customers through its e-commerce platform and other distributors and retail stores.

Applied Sunshine LLC (the "Subsidiary Company"), is a limited company organized on January 25, 2011, under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's Common Stock, transferring ownership of the subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation and Consolidation

The accompanying consolidated financial statements (hereinafter referred to as "financial statements") are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed assets and accounts receivable. Actual results could differ significantly from such estimates.

Correction of Prior Period Error – Classification of Equity Shares

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2025, management identified certain prior-period errors related to the classification and presentation of equity transactions. These errors were evaluated in accordance with ASC 250, *Accounting Changes and Error Corrections*, and were determined to be errors requiring correction through restatement of previously issued financial statements.

The identified errors primarily relate to non-cash accounting adjustments and misclassifications within the equity section of the consolidated balance sheets. The nature of these errors is summarized below:

(i) Treasury Stock
a. In 2022 and 2024, repurchases of the Company's common stock were incorrectly recorded as

reductions to common stock rather than being presented as treasury stock, a contra-equity account, within stockholders' equity.
b. The additional paid-in capital associated with the 2024 repurchase of common stock was not accurately recorded in the prior-period financial statements.

(ii) Preferred Stock
a. In 2023, certain adjustments to costs associated with the issuance of preferred stock, including platform fees related to the crowdfunding platform, were not accurately recorded in the equity section.
b. In 2024, issuances of preferred stock were incorrectly classified within common stock. In addition, the related additional paid-in capital was not accurately reflected in the prior-period financial statements.

Management evaluated the materiality of these errors in accordance with U.S GAAP and concluded that the errors were material to the previously issued financial statements. Accordingly, the Company has restated its previously issued financial statements to correct these errors.

The correction of these errors had no impact on the Company's previously reported total stockholders' equity, net loss, or cash flows for any of the periods presented, but resulted in reclassifications within stockholders' equity.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash balances included $348,222 in excess of the FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

Inventories

Inventories consist primarily of finished products, which consist primarily of solar cookers, solar coolers, solar chargers, solar water purifiers, and other solar products. Inventories are recorded at the lower of cost or market, using the first-in, first-out (FIFO) cost method.

Account Receivables

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic

conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2025, the Management determined an allowance for expected credit loss was not material to the financial statements.

Fixed Assets

Fixed assets are recorded as costs. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon the sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight-line method. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	5
Furniture and fixtures	5-7
Molds	3-5
Vehicles	5

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Intangible Assets

Intangible assets are amortized over the respective estimated lives unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically seventeen years when a patent is successfully filed. During 2025 and 2024, the Company had $34,822 and $37,821 in intangible assets, net, pertaining to capitalized patent, copyright, and trademark-related costs. Amortization expenses for the year ended December 31, 2025, and 2024 were $3,850 and $3,962, respectively. The Company evaluates the capitalized costs for impairment.

Investments

The Company accounts for investments in which it has minority ownership under the cost method. The Company evaluates the investments annually for indicators of impairment. As of December 31, 2025, no impairment was recognized.

Revenue Recognition

The Company determines revenue recognition through the following steps:

1 - Identification of a contract with a customer
2 - Identification of the performance obligations in the contract
3 - Determination of the transaction price
4 - Allocation of the transaction price to the performance obligations in the contract
5 - Recognition of revenue when or as the performance obligations are satisfied.

The Company's revenue is primarily derived from the sale of solar-powered consumer products and accessories. Sales are conducted primarily through direct-to-consumer channels, including the Company's online platform. Deferred revenue balances were $1,024,687 and $214,454 as of December 31, 2025 and 2024, respectively. These balances primarily relate to advance payments received from customers for pre-orders of EV solar chargers for which the associated performance obligations have not yet been satisfied, as the related products have not yet been shipped. Revenue from such pre-sales is recognized at a point in time when control of the products transfers to the customer, which generally occurs upon shipment.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2025, and December 31, 2024, were $199,92 and $348,881, respectively.

Research and Development

Research and development costs are expensed as incurred. The Company recorded $317,592 and $609,150 of research and development costs for the years ended December 31, 2025, and December 31, 2024, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions

and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of approximately $1,828,513 as of December 31, 2025. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $383,988 as of December 31, 2025, resulting from its net operating loss carryforwards and other book-to-tax differences.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal, and City of Cincinnati income tax returns. There is no corporate income tax for the State of Ohio. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Leases

The Company's lease agreement for warehouse expired on December 31, 2025. Subsequent to the expiration, the Company and the lessor agreed to continue the arrangement on a month-to-month basis. The month-to-month arrangement does not constitute a lease with a defined term in excess of 12 months.

As such, the arrangement is accounted for as a short-term lease under Accounting Standards Codification Topic 842, Leases. The Company has elected the short-term lease recognition exemption and, therefore, does not recognize a right-of-use asset or corresponding lease liability related to this arrangement. Lease payments under the month-to-month arrangement are recognized as lease expense on a straight-line basis over the period in which the obligation for those payments is incurred.

For the year ended December 31, 2025, lease payments were allocated between (i) a reduction of the lease liability and (ii) interest expense on the lease liability. The Right-of Use asset was amortized on a systematic basis over remaining lease term.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

When available the Company measures fair value using level 1 input because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in financial statements is the initial measurement of cash and cash equivalents, accounts receivable, fixed assets and long-lived assets

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2025, management identified prior-period errors in the classification and presentation of certain equity transactions in the previously issued financial statements for the year ended December 31, 2024.

The errors primarily relate to (i) the misclassification of common stock repurchases and (ii) the misclassification of preferred stock issuances as common stock. Management evaluated the errors in accordance with ASC 250 and concluded that a restatement was required. Accordingly, the Company has corrected these errors by reclassifying the affected amounts within stockholders' equity in the accompanying comparative financial statements.

Impact of Restatement

The following table summarizes the impact of the correction on the Company's previously issued balance sheet as of December 31, 2024:

As of December 31, 2024	As Previously Reported	Adjustment, including prior period	As Restated
Common stock in shares	11,504,145	546,213	12,050,358
Common stock in USD	1,150	55	1,205
Preferred stock in shares	1,297,273	122,752	1,420,025
Preferred stock in USD	130	12	142
Additional paid-in capital	5,891,827	4	5,891,831
Treasury stock	-	693,000	693,000
Treasury stock in USD	-	(69)	(69)
Accumulated deficit	-4,071,769	2	(4,071,767)
Total stockholders' equity	**1,821,339**	-	**1,821,339**

As of December 31, 2023	As Previously Reported	Adjustment	As Restated
Common stock in shares	12,000,358	50,000	12,050,358
Common stock in USD	1,200	5	1,205
Preferred stock in shares	1,297,273	21,765	1,319,038
Preferred stock in USD	130	2	132
Additional paid-in capital	5,691,065	(2)	5,691,063
Treasury stock	-	(50,000)	(50,000)
Treasury stock in USD	-	(5)	(5)
Accumulated deficit	-2,851,718	-	(2,851,718)
Total stockholders' equity	**2,840,677**	-	**2,840,677**

The corrections had no impact on total stockholders' equity, net loss, or cash flows, but resulted in reclassifications among components of stockholders' equity.

Management has concluded that this error is material to the previously issued financial statements. Accordingly, the accompanying comparative financial statements for the year ended December 31, 2024 have been restated to reflect the correction. Management's conclusion is based on an evaluation of the substance of the instruments rather than their legal form.

NOTE 4 — INVENTORY

Inventory consists of the following:

As of Year Ended December 31,	2025	2024
Finished goods	970,298	1,184,008
Total inventory	**970,298**	**1,184,008**

As of December 31, 2025, the Company determined there was no reserve for obsolescence necessary.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2025	December 31, 2024
Equipment	35,984	33,634
Furniture and fixtures	10,864	10,864
Molding	245,471	225,270
Vehicle	17,319	17,319
Total property and equipment, cost	**309,639**	**287,087**
Accumulated depreciation	(259,464)	(246,355)
Total property and equipment, net	**$ 50,175**	**$ 40,732**

Depreciation expenses for the year ended December 31, 2025, and December 31, 2024, were $13,110 and $29,051, respectively.

NOTE 6 — INTANGIBLES

Intangible assets consist of the following:

	December 31, 2025	December 31, 2024
Software	8,551	8,551
Copyrights	440	440
Patent	35,124	34,273
Trademark	14,369	14,369
Intellectual property	5,314	5,314
Total intangibles	**63,798**	**62,947**
Accumulated Amortization	(28,976)	(25,126)
Intangible assets, net	**34,822**	**37,821**

Amortization expense for the years ended December 31, 2025 and 2024 was $3,850 and $3,963, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Year Ending December 31,	
2026	3,850
2027	3,850
2028	3,850
2029	3,850
2030	3,850
Thereafter	15,572
	34,822

NOTE 7 — INVESTMENTS

In September 2020, the Company entered into an equity purchase agreement with a third party for a purchase price of $100,000 in exchange for a 10% ownership interest. The Company paid $50,000 in cash consideration and issued 38,462 shares of Common Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an equity purchase agreement with the same third party for a purchase price of $100,000 in exchange for an additional 9% ownership interest. The Company paid $50,000 in cash consideration and issued 10,000 shares of Preferred Stock with a fair value of $50,000. The investment is accounted for under the cost method.

In June 2022, the Company entered into an agreement with a third party to do a stock swap of $50,000. The Company issued 10,000 shares of Preferred Stock valued at $5.00 per share in exchange for their stock valued at $0.65 a share. The $50,000 consideration by the Company was accounted for as an investment under the cost method.

In 2023, the Company issued 10,000 shares of preferred stock for an incremental ownership interest in an entity. The fair value of the issuance was $50,000, or $5.00 per share. The investment is accounted for under the cost method.

During the year ending December 31, 2025, there were no changes to the investment in preferred stock. No additional shares were issued, and the carrying amount of the investment remained unchanged.

NOTE 8 — STOCKHOLDERS' EQUITY

Capital Structure

The Company is authorized to issue 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, at a $0.0001 par value. As of December 31, 2025, 11,806,782 common shares and 1,420,025 preferred have been issued and were outstanding.

The Preferred Stock is convertible into shares of Common Stock on a one-to-one basis. The Preferred Stock shall be automatically converted to Common Stock upon an initial public offering, upon written consent of the majority of the preferred holders or upon a change of control. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference prior to common stockholders at a liquidation preference of $1.00 per share.

In 2024, the Company issued an aggregate of 100,987 shares under its crowdfunding raise for net proceeds of $207,140. Additionally, in 2024, the Company bought back 643,600 shares of its own common stock for $6,436 which are currently held as treasury shares.

During 2025, the Company has issuance of 450,024 of its common stocks for net proceeds of $636,795

NOTE 9 - SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for the grant was 2,500,000 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. Stock options comprise all of the awards granted since the Plan's inception.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expenses could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants.

The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

The Company has adopted the 2020 Equity Incentive Plan (the "2020 Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the 2020 Plan, the number of shares reserved for grant was 3,000,000 shares as of December 31, 2020. As of December 31, 2025, no awards have been granted under the 2020 Plan.

The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2025, is as follows:

	Options	Exercise Price
Outstanding, December 31, 2022	1,100,000	$ 0.64
Forfeited	(170,000)	$ 1.30
Exercisable, December 31, 2023	930,000	$ 1.30
Forfeited	-	
Exercisable, December 31, 2024	930,000	$ 1.30
Forfeited	-	
Exercisable, December 31, 2025	930,000	$ 1.30
Weighted average duration to expiration of outstanding options at year end	5.3	

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2026, which is the date the consolidated financial statements were available to be issued.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

NOTE 11 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $1,124,120 and an operating cash outflow of $66,364. These conditions may raise substantial doubt about the Company's ability to continue as a going concern. In addition, the Company's current liabilities exceed its current assets, which may indicate that it does not have sufficient liquid resources to meet its obligations as they become due in the near term.

These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt and/or equity financing as deemed necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development which may harm the operations, financial condition and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN GOSUN · BIOTECHNOLOGY

GoSun Expands from Solar Appliances to Solar Utility Vehicles

After more than a decade of making solar energy practical for everyday life, GoSun is expanding into larger, higher-utility categories: solar mobility, electric work equipment, solar carports, distributed generation, and microgrids. Our newest planned product series begins with the GoSun Gopher, a compact solar-assisted cargo e-bike / mini truc...

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GET EQUITY

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Rendering shown, some elements in development
gosun
Launches Solar Utility Vehicles

GET EQUITY
$4 Per Share

PREVIOUSLY CROWDFUNDED
$5,313,370.91

MIN INVEST
$348

VALUATION
$56.84M

REASONS TO INVEST

01 **Building better tools for a cleaner, lower-cost energy future.** GoSun's next product family is designed to help people use more Sun and less fuel, thus reducing dependence on fossil fuels, lowering operating costs, and making clean technology practical for homes, farms, vehicles, small businesses, and everyday life.

02 **Entering global markets projected to exceed $346B by 2030.** GoSun is expanding beyond solar appliances into Solar Utility Vehicles and distributed energy products that sit across several large global categories, including tractors, EV charging infrastructure, e-bikes, and solar carports.

03 **Proven traction with a community pushing new products forward.** GoSun has built 180,000+ customers, $26M+ in lifetime revenue, more than 15 crowdfunded innovations, growing product reservations, and recent press attention. As of 9/28/26, GoSun has also received pre-sale reservations across new products with a combined list price of over $3M, helping validate demand for its next generation of Solar Utility Vehicles and distributed energy systems. Finally, hundreds of EV Solar Chargers shipped to early customers, giving the company real-world feedback to improve future versions.

**The over $3M figure is the combined list price of refundable $50 reservations, not cash received. The GoSun Gopher, Moonrider 27, and GoSun Solar Carport are in development and are not yet available for purchase. Development delays or cost overruns could affect launch timing and operating results. Delivery timing is not guaranteed. Third-party research projects these markets to collectively exceed $346B by 2030. These figures are market estimates only and are not forecasts of GoSun's future performance.*

TEAM



Patrick Sherwin
FOUNDER, CEO, DIRECTOR AND SECRETARY

Clean-tech entrepreneur, inventor, and hands-on product developer with 25+ years of experience in solar energy, off-grid systems, and consumer product innovation. Patrick leads GoSun's vision, product strategy, and mission to make solar energy useful in everyday life.



Dr. Peter Lilienthal
DIRECTOR

Renewable energy pioneer and creator of HOMER microgrid software. Peter brings deep expertise in off-grid, hybrid renewable, and distributed energy system design.



Emily Zaebst
DIRECTOR

Public health leader and operations-minded board member with experience in environmental resilience, team support, and community impact. Emily helps GoSun stay grounded in its mission while supporting the people, systems, and organizational discipline needed for growth.



Gary Starr
BUSINESS DEVELOPMENT

Clean-tech entrepreneur and electric vehicle innovator with deep experience in market entry, business growth, and international sales. Gary brings strategic guidance as GoSun expands into solar mobility and electric work equipment.



Weifeng Zheng
DIRECTOR OF PRODUCTION

Experienced procurement, engineering, and production leader based in China. Weifeng oversees manufacturing operations, supplier coordination, quality control, and production efficiency for GoSun products.

THE PITCH

GoSun has spent more than a decade turning solar energy into practical products people can use every day.

What began with solar ovens has grown into a broader platform of clean-energy tools for cooking, cooling, charging, water purification, portable power, EV charging, and off-grid resilience. GoSun's mission has remained consistent: help people use more Sun, less fuel, and all with better technology.

Now, GoSun is entering larger, higher-utility categories.


gosun
Aiming to Take Clean Energy to the Next Frontier:
Solar Utility Vehicles



Rendering shown. The Gopher, Moonrider 27, and Solar Carport are in development and not yet available for purchase.

Our next product family brings solar into mobility, work, charging, and distributed energy. The EV Solar Charger has shipped to early customers and is helping inform the next version. The Solar Carport is designed to turn parking and outdoor spaces into useful power-generating assets. The GoSun Gopher is designed to bring solar-assisted utility into a compact electric vehicle. And the Moonrider 27 Electric Tractor gives GoSun a path into electric work equipment for properties, farms, and campuses.

We believe these products are connected by one larger opportunity: giving people practical tools to reduce fuel dependence, lower operating costs, and gain more control over the energy they use.

This is GoSun's next chapter; from solar appliances to Solar Utility Vehicles and distributed energy.

THE PROBLEM

Fuel is expensive, the grid is strained, and climate disruption is becoming harder to ignore.

Our vulnerability to energy dependence shows up in real ways: higher fuel costs, power outages, rising utility bills, extreme weather, supply chain disruptions, and growing uncertainty around the systems we rely on.


PRICES
Gallons

For most people, energy still comes from somewhere else, i.e. a gas station, a utility company, a distant power plant, or a fragile supply chain. That dependence affects how we drive, work, farm, handle emergencies, and power our lives.

Traditional solar has helped millions of people produce cleaner electricity, but it's static and many energy needs happen beyond the rooftop: in parking lots, fields, campsites, job sites, and during outages.

GoSun is building portable, useful solar appliances for recreation and resilience because we believe people need practical tools that make clean energy easier to use where life actually happens - where they live, work, farm, and move.



EARN gosun
PRODUCT CREDIT
WITH EVERY ELIGIBLE INVESTMENT
Terms apply, see details in Reward section

See the Terms section below for more information.

OUR SOLUTIONS

GoSun's next phase is not built around a single product. It is built around a series of new product families. Each launch is intended to open a larger category for GoSun: solar-assisted e-bikes and compact utility vehicles, electric tractors and work equipment, solar carports and power structures, and EV solar charging systems.

Together, these products form the foundation for GoSun's Phase 4 move from portable solar appliances into Solar Utility Vehicles and distributed energy systems.



gosun

EV Solar Charger

The **GoSun EV Solar Charger** is designed to collect solar energy while an electric vehicle is parked, helping drivers add supplemental clean energy without relying only on the grid.

With an 1,100-watt solar array mounted above the vehicle, the EV Solar Charger helped validate customer interest in practical solar mobility. GoSun has shipped EV Solar Chargers to early customers and investors, and is using real-world customer feedback to inform the next version.



EV Solar Charger
Putting pure solar power



Solar Carport

The **GoSun Solar Carport** is designed as a plug-and-play 4kW solar structure that can turn a parking spot, driveway, farm, business, or backyard into a useful power-generating asset.

More than shade, the Solar Carport is intended to serve as an energy hub for EV charging, battery charging, backup power, outdoor utility, and future integration with GoSun's solar mobility products.



Solar Carport
Turning ordinary outdoor space into a clean energy powerplant

Rendering shown. The Solar Carport is in development and not yet available for purchase.

GoSun Gopher

The **GoSun Gopher** is a compact solar-assisted cargo e-bike / mini truck designed for errands, events, campuses, and everyday utility.

With integrated solar, meaningful cargo capacity, and a compact footprint, the Gopher is intended to serve the growing space between e-bikes, utility carts, and light-duty vehicles thus supporting delivery, mobile vending, farm tasks, neighborhood transport, and plain old fun.



Gopher
A solar e-cargo bike defining a new category

Rendering shown. The Gopher is in development and not yet available for purchase.

Moonrider 27 Electric Tractor

The **Moonrider 27 Electric Tractor** represents GoSun's move into electric work equipment.

Compact tractors are essential tools for farms, landowners, campuses, vineyards, etc. Through a new strategic relationship, GoSun is preparing to bring the Moonrider 27 to the North American market as a cleaner, quieter, lower-maintenance alternative for everyday work.

GoSun believes the Moonrider partnership may become one of its most important opportunities because it's a large market opportunity and connects with our vision.


Moonrider 27
One of America's Only
Electric Tractors

Rendering shown. The Moonrider 27 is in development and not yet available for purchase.

THE MARKET & OUR TRACTION

GoSun's next product family sits at the intersection of several large and growing global markets: tractors, EV charging infrastructure, e-bikes, and solar carports / canopies.


$346B+
Combined Global Market Size by 2030
Projected global EV charging infrastructure market
$121.09B
Projected global e-bike market
$118.6B
Projected global tractor market
$105.01B
Projected global solar carport market


$1.43B

Third-party market estimates only. Not a forecast of GoSun's future performance.

GoSun believes this market context is important because its next product launches are not isolated products. Each one is intended to open a larger category for the company: the Gopher for solar-assisted e-bikes and compact utility vehicles, the Moonrider 27 for electric tractors and work equipment, the Solar Carport for solar structures and distributed generation, and the EV Solar Charger for vehicle-based solar charging.


Each Product Opens a Larger Category
gosun
E-BIKES
Category:
Solar-Assisted e-Bikes and Compact Utility Vehicles
TRACTORS
Category:
Electric Tractors and Work Equipment
STRUCTURES
Category:
Solar Structures and Distributed Generation
EV CHARGING
Category:
Vehicle-Based Solar Charging

Rendering shown. The Gopher, Moonrider 27, and Solar Carport are in development and not yet available for purchase.

GoSun also enters this next phase with more than a decade of traction. The company has built a community of more than **180,000 customers**, generated more than **$26M in lifetime revenue**, launched more than **15 crowdfunded products and inventions**, developed patented solar technologies, and sold products in more than **80 countries**. The EV Solar Charger has shipped to early customers and investors, giving GoSun real-world feedback for the next version.

That foundation is now helping GoSun validate demand for its next generation of products. As of 9/28/26, GoSun has received pre-sale reservations across new product launches with a combined list price of over **$3M**, helping validate demand before larger production commitments.* New reservations are coming in everyday across the Gopher, Moonrider 27 Electric Tractor, and Solar Carport, while recent press coverage is helping introduce GoSun's Solar Utility Vehicle vision to a wider audience.

**The over $3M figure is the combined list price of refundable $50 reservations, not cash received.*


Featured in
electrek
CleanTechnica
NEW ATLAS
THERE'S ALWAYS A BETTER WAY
autoevolution
Outside

Featured in Electrek, New Atlas, Clean Technica, Autoevolution, Outside, our innovations, ranging from solar ovens to our new Solar Utility Vehicles being developed, have earned us a loyal customer base, international media coverage, and multiple utility and design patents that protect our competitive edge.

GoSun's opportunity is to apply its proven approach (consumer-centered product design, crowdfunding, customer feedback, and fast iteration) now, to larger categories where cleaner energy, lower operating costs, and more resilient tools are increasingly valuable.

WHY INVEST

GoSun is expanding from solar appliances into Solar Utility Vehicles and distributed energy systems - larger, higher-utility categories designed for home, farm, work, and energy independence.

We believe this next phase has meaningful growth potential because it aligns with where the world is heading: cleaner energy, lower operating costs, better tools, and more resiliency.

GoSun's Planned Solar Ecosystem



gosun
Solar Independence Ecosystem
Solar Appliances
Solar Utility Vehicles
Solar Structures
HOME
FARM
CAMPUS
COMMUNITY
Carport
Greenhouse
E.V. chargers
Utility Meter
Electric Tractors
Grid Connection

The Solar Utility Vehicles, Moonrider 27 electric tractor, Solar Carport, and Greenhouse shown above are in development and are not yet available for purchase.

GoSun's vision for solar independence is not about one product working alone; it is about creating an ecosystem where power can be generated, stored, shared, and used wherever it is needed most. Even the utility grid plays an important role as a backup source, and point of exchange, but the long-term goal is to shift more control to the user.

GoSun enters this next phase with more than 180,000 customers, $26M+ in lifetime revenue, patented technology, pre-sale reservations with a combined list price of over $3M across new products since September 28, 2026, a proven crowdfunding community, growing reservations across new product launches, and real-world feedback from EV Solar Chargers already shipped to early customers.*

Throughout this funding campaign, eligible investors receive GoSun Product Credit toward qualifying GoSun products. See details in the Terms section below.**

Invest in GoSun's next phase. Use your credit toward the solar tools we're building.

**Pre-sale reservations reflect expressions of interest at listed prices; they may be cancelable/non-binding, are subject to fulfillment/availability, and do not represent revenue unless and until paid for and delivered.*

***Eligible non-IRA investors making a single investment of at least $1,000 receive GoSun Product Credit toward qualifying GoSun products when the offering is completed. The credit amount depends on investment timing. Product Credits expire in two years, have no cash value, and apply only toward the product price. See the Terms section for full eligibility and redemption terms.*

ABOUT

HEADQUARTERS
5151 Fischer Ave
Cincinnati, OH 45217

WEBSITE
gosun.co ↗

After more than a decade of making solar energy practical for everyday life, GoSun is expanding into larger, higher-utility categories: solar mobility, electric work equipment, solar carports, distributed generation, and microgrids. Our newest planned product series begins with the GoSun Gopher, a compact solar-assisted cargo e-bike / mini truck; the Moonrider 27, an electric tractor designed for cleaner, quieter, lower-cost work; the Solar Carport, a plug-and-play 4kW solar structure for charging, backup power, and outdoor utility; and the EV Solar Charger, now shipping to early customers and investors.* Together, these products mark GoSun's next frontier: practical solar tools that help people move, work, charge, and power their lives with more sun, less fuel, and greater energy independence.

TERMS

Overview

Company: GoSun

Price Per Share: $4

Valuation: $56.84M

Funding Goal: $20K - $3.74M

Min Investment: $348

Max Investment: $3,741,608

Offering Type: Equity

Min Number of Shares Offered: 5,000

Max Number of Shares Offered: 935,402

Shares Offered: Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing   Offering Memorandum

Financials +

Risks +

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

GoSun wants to thank early investors by offering a significant Product Credit that can be applied toward select GoSun products, including solar utility vehicles, solar carports, and EV solar charging products.

GoSun will offer eligible investors a combination of Bonus Shares and Product Credit based on the amount invested. When you invest in GoSun, your investment dollars are used to purchase company shares. As an added reward, eligible investors may also receive GoSun Product Credit : a percentage

of the amount invested that can be applied like cash toward the purchase of qualifying GoSun products. Product Credits expire in 2 years, may be transferred one time to a family member, have no cash value, and may be applied only toward the product price.

The Product Credit may be applied toward qualifying GoSun products, including:

GoSun EV Solar Charger

GoSun Gopher**

GoSun Solar Carport**

Moonrider 27 Electric Tractor**

Other eligible GoSun products, as determined by the company

Loyalty Bonus: 50% bonus shares for current Shareholders.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first month and receive 10% bonus shares + a product credit equal to 50% of the investment amount.

Early Bird 2: Invest $2,500+ within the first month and receive 13% bonus shares + a product credit equal to 50% of the investment amount.

Early Bird 3: Invest $5,000+ within the first month and receive 15% bonus shares + a product credit equal to 50% of the investment amount.

Mid-Campaign Perks

Mid-Campaign Perk 1: Invest $1,000+ within day 31 to day 90 and receive 10% bonus shares + a product credit equal to 35% of the investment amount.

Mid-Campaign Perk 2: Invest $2,500+ within day 31 to day 90 and receive 13% bonus shares + a product credit equal to 35% of the investment amount.

Mid-Campaign Perk 3: Invest $5,000+ within day 31 to day 90 and receive 15% bonus shares + a product credit equal to 35% of the investment amount.

Amount Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares + product credit equal to 25% of the investment amount.

Tier 2 Perk: Invest $2,500+ and receive 5% bonus shares + product credit equal to 25% of the investment amount.

Tier 3 Perk: Invest $5,000+ and receive 10% bonus shares + product credit equal to 25% of the investment amount.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

GoSun's Next Phase:

GoSun Expands from Solar Appliances to Solar Utility Vehicles

- **Building better tools for a cleaner, lower-cost energy future.**
  GoSun's next product family is designed to help people use more Sun and less fuel, thus reducing dependence on fossil fuels, lowering operating costs, and making clean technology practical for homes, farms, vehicles, small businesses, and everyday life.

- **Entering global markets projected to exceed $346B by 2030.**
  GoSun is expanding beyond solar appliances into Solar Utility Vehicles and distributed energy products that sit across several large global categories, including tractors, EV charging infrastructure, e-bikes, and solar carports.

- **Proven traction with a community pushing new products forward.**
  GoSun has built 180,000+ customers, $26M+ in lifetime revenue, more than 15 crowdfunded innovations, growing product reservations, and recent press attention. As of 9/28/26, GoSun has also received pre-sale reservations across new products with a combined list price of over $3M, helping validate demand for its next generation of Solar Utility Vehicles and distributed energy systems. Finally, hundreds of EV Solar Chargers shipped to early customers, giving the company real-world feedback to improve future versions.

INVEST

Share Price	Min Investment
$4.00	$348

Watch Investor Pitch

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

*The over $3M figure is the combined list price of refundable $50 reservations, not cash received. The GoSun Gopher, Moonrider 27, and GoSun Solar Carport are in development and are not yet available for purchase. Development delays or cost overruns could affect launch timing and operating results. Delivery timing is not guaranteed. Third-party research projects these markets to collectively exceed $346B by 2030. These figures are market estimates only and are not forecasts of GoSun's future performance.

THE PITCH

GoSun has spent more than a decade turning solar energy into practical products.

What began with solar ovens has grown into a broader platform of clean-energy tools for cooking, cooling, charging, water purification, portable power, EV charging, and off-grid resilience. GoSun's mission has remained consistent: help people use more Sun, less fuel, and all with better technology.

Now, GoSun is entering larger, higher-utility categories.


gosun
Aiming to Take Clean Energy to the Next Frontier:
Solar Utility Vehicles



Rendering shown. The Gopher, Moonrider 27, and Solar Carport are in development and not yet available for purchase.

INVEST

THE PROBLEM

Fuel is expensive, the grid is strained, and climate disruption is becoming harder to ignore.

Our vulnerability to energy dependence shows up in real ways: higher fuel costs, power outages, rising utility bills, extreme weather, supply chain disruptions, and growing uncertainty around the systems we rely on.

For most people, energy still comes from somewhere else, i.e. a gas station, a utility company, a distant power plant, or a fragile supply chain. That dependence affects how we drive, work, farm, handle emergencies, and power our lives.Traditional solar has helped millions of people produce cleaner electricity, but it's static and many energy needs happen beyond the rooftop: in parking lots, fields, campsites, job sites, and during outages.GoSun is building portable, useful solar appliances for recreation and resilience because we believe people need practical tools that make clean energy easier to use where life actually happens - where they live, work, farm, and move.

Existing Solutions are Often Tethered to the Same Overloaded Infrastructure

- Expensive to Install
- Often Unreliable
- Vulnerable in Power Outages

OUR SOLUTIONS

GoSun's next phase is not built around a single product.


EV Solar Charger
Putting pure solar power
directly into your electric car

The **GoSun EV Solar Charger** is designed to collect solar energy while an electric vehicle is parked, helping drivers add supplemental clean energy without relying only on the grid.With an 1,100-watt solar array mounted above the vehicle, the EV Solar Charger helped validate customer interest in practical solar mobility. GoSun has shipped EV Solar Chargers to early customers and investors, and is using real-world customer feedback to inform the next version. .

THE MARKET AND OUR TRACTION

A recognized innovator in solar-powered consumer products.

GoSun's next product family sits at the intersection of several large and growing global markets: tractors, EV charging infrastructure, e-bikes, and solar carports / canopies.

$346B+

Combined Global Market Size by 2030

Projected global EV charging infrastructure market

$121.09B

Projected global e-bike market

$118.6B


Projected global tractor market
$105.01B
Projected global solar carport market
$1.43B

Third-party market estimates only. Not a forecast of GoSun's future performance.

INVEST

GoSun's next product launches are not isolated products.

Each one is intended to open a larger category for the company: the Gopher for solar-assisted e-bikes and compact utility vehicles, the Moonrider 27 for electric tractors and work equipment, the Solar Carport for solar structures and distributed generation, and the EV Solar Charger for vehicle-based solar charging.

GoSun also enters this next phase with more than a decade of traction. The company has built a community of more than **180,000 customers**, generated more than **$26M in lifetime revenue**, launched more than **15 crowdfunded products and inventions**, developed patented solar technologies, and sold products in more than **80 countries**. The EV Solar Charger has shipped to early customers and investors, giving GoSun real-world feedback for the next version.

That foundation is now helping GoSun validate demand for its next generation of products. As of 9/28/26, GoSun has received pre-sale reservations across new product launches with a combined list price of over **$3M**,* helping validate demand before larger production commitments.* New reservations are coming in everyday across the Gopher, Moonrider 27 Electric Tractor, and Solar Carport, while recent press coverage is helping introduce GoSun's Solar Utility Vehicle vision to a wider audience.


Each Product Opens a Larger Category
gosun
E-BIKES
Category:
Solar-Assisted e-Bikes and Compact Utility Vehicles
TRACTORS
Category:
Electric Tractors and Work Equipment
STRUCTURES
Category:
Solar Structures and Distributed Generation


EV CHARGING
Category:
Vehicle-Based
Solar Charging

Rendering shown. The Gopher, Moonrider 27, and Solar Carport are in development and not yet available for purchase.
**The over $3M figure is the combined list price of refundable $50 reservations, not cash received.*

Featured in

electrek
CleanTechnica
NEW ATLAS
THERE'S ALWAYS A BETTER WAY
autoevolution
Outside

Featured in Electrek, New Atlas, Clean Technica, Autoevolution, Outside, our innovations, ranging from solar ovens to our new Solar Utility Vehicles being developed, have earned us a loyal customer base, international media coverage, and multiple utility and design patents that protect our competitive edge.

WHY INVEST

GoSun is expanding from solar appliances into Solar Utility Vehicles and distributed energy systems.

We believe this next phase has meaningful growth potential because it aligns with where the world is heading: cleaner energy, lower operating costs, better tools, and more resiliency.

INVEST

MEET THE TEAM

The team behind GoSun

GoSun's broader team brings the expertise to execute: Gary Starr adds EV and business leadership with multiple entrepreneurial exits, and Dr. Peter Lilienthal, founder of HOMER Energy and widely recognized as a leader in microgrid software, advises on distributed energy systems.

Together they've leveraged over a decade of off-grid experience into one of the fastest-growing sectors in the world: electric vehicle charging.



Patrick Sherwin

Founder, CEO, Director and Secretary



Dr. Peter Lilienthal

Director



Gary Starr

Business Development



Emily Zaebst

Director



Weifeng Zheng

Director of Production

Join GoSun's Community And Learn More About Solar Utility Vehicles

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Patrick, founder of GoSun. We believe that energy independence is no longer a luxury. That it's becoming essential.

That's why GoSun is building our most ambitious plans yet. A series of solar structures, utility vehicles, and electric tractors that help people move, work, and thrive independent of the grid.

Meet the GoSun Solar Carport! A 4 kilowatt solar array designed to turn a parking spot or backyard into a plug-and-play power plant.

The GoSun Gopher brings solar-powered utility in e-bike form for farms, businesses, and everyday commuters.

Our famous, EV Solar Charger is already on hundreds of cars across the country, delivering about 20 miles of range a day. It's empowering people to move beyond the grid or gas and to drive on sunshine.

And now, thanks to a new strategic relationship, we're preparing to help farmers and land owners with the GoSun Moonrider. It's an electric tractor designed to be virtually maintenance-free, and of course, it charges with the Sun.

"I'm a third generation farmer, and I believe electric tractors change lives. Gas prices, maintenance, and outdated equipment cost us thousands of dollars. It's a win for farms, and it's a win for the world."

We've launched product after product by listening to our community, testing in the real world, and using crowdfunding to validate what people want before we scale.

With 26 million dollars in total sales, and over 180,000 customers worldwide, we've proven that we convert capital into innovative energy solutions. Clean power should be simple, efficient, and part of everyday life.

Please consider joining GoSun with your investment and let's usher in the solar era.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 03/17/2021
FILED 01:54 PM 03/17/2021
SR 20210941736 - File Number 6257449

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GOSUN INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

GoSun Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 21, 2016, and amended on May 8, 2017. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is GoSun Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 206, City of Middletown, County of New Castle, 19709, and the name of its registered agent at such address is Legalinc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 26,000,000 shares. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of

shares of preferred stock authorized to be issued is 1,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "**Change of Control**" shall mean (i) the consummation of a merger or consolidation of the Corporation with or into another entity or any other corporate reorganization, if persons who were not members of the Corporation immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity; or (ii) the sale, transfer, or other disposition of all or substantially all of the Corporation's assets. A transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately before such transaction.

(b) "**Conversion Price**" shall mean $5.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(d) "**Original Issue Price**" shall mean $5.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as

otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(e)-(e)).

(e) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(f) "**Series A Liquidation Preference**" shall mean $1.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(c)-(e)).

2. Liquidation Rights.

(a) Series A Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock and the Series A Preferred Stock, as one class, as if the Series A Preferred Stock had been converted to Common Stock on the record date for the distribution.

(c) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

3. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests, or (iii) upon a Change of Control (each of the events referred to in (i), (ii) and (iii), are referred to herein as an "**Automatic Conversion Event**").

(b) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.

Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(c) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification

or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(d) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(f) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Preferred Stock. Except as otherwise mandated by law, the holders of Series A Preferred Stock shall have no voting rights.

(b) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5. Dividend Rights. Any Distributions shall be payable to the holders of Common Stock and the Series A Preferred Stock, as one class, as if the Series A Preferred Stock had been converted to Common Stock on the record date for the distribution.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and

to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of March 15, 2021.

Patrick Sherwin, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:18 PM 05/04/2022
FILED 08:18 PM 05/04/2022
SR 20221789816 - File Number 6257449

**CERTIFICATE OF AMENDMENT
TO
FIRST AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION
FOR
GOSUN INC.,
a Delaware corporation**

The undersigned, Patrick Sherwin, hereby certifies as follows:

1. He is the Chief Executive Officer of GoSun Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the First Amended and Restated Certificate of Incorporation is hereby deleted and replaced with the following:

> "This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 27,000,000 shares. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 2,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, GoSun Inc, has caused this certificate to be signed by Patrick Sherwin, its Chief Executive Officer, this 2nd day of May, 2022.

By: _______________ 5/2/22
Patrick Sherwin, Chief Executive Officer

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

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